EXHIBIT 99.1

Colliers International Group Inc. to Announce First Quarter Results on April 28, 2020

TORONTO, April 14, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI), announced today that results for the first quarter ended March 31st, 2020 will be issued by press release on Tuesday, April 28th, 2020 at approximately 7:00am ET.

The conference call to review these financial results will take place at 11:00am ET on Tuesday, April 28th, 2020 and will be hosted by Jay S. Hennick, Chairman & CEO, John Friedrichsen, COO and Christian Mayer, CFO.  The numbers to use for this call are: 1) toll-free 1-877-402-8911; or 2) for international callers 1-707-927-4894, with the conference ID number 3096214 for all participants.

The conference call will also be accessible on our website at Corporate.Colliers.com in the “Events” section.  For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-855-859-2056 with conference ID 3096214.  The rebroadcast and archive recording of the conference call will be available at the above noted web address for 90 days following the call.

About Colliers International Group
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter@Colliers or LinkedIn.

For further information, please contact:
Christian Mayer, CFO
Colliers International Group Inc.
(416) 960-9500